Exhibit 99.1

RRSat Global Communications
Network Ltd
and its Subsidiaries

Interim Consolidated Financial
Statements
As of September 30, 2007

RRSat Global Communications Network Ltd
and its subsidiaries

Index to the Consolidated Financial Statements as of September 30, 2007

RRSat Global Communications Network Ltd
and its subsidiaries

Consolidated Balance Sheets

In thousands, except share data

	Sep-30 2007	Dec-31 2006

Current assets
Cash and cash equivalents	$21,064	$51,393
Marketable securities	26,998	1,454
Accounts receivable:
Trade (net of provision for doubtful account of $ 1,596
and $ 987 as of September 30, 2007 and December 31,
2006, respectively)	9,310	10,187
Other	1,086	797
Fair value of embedded currency conversion derivatives	1,117	743
Related parties	75	64
Deferred taxes	453	184
Prepaid expenses	1,086	215

Total current assets	61,189	65,037

Deposits and long-term receivables	812	1,018

Marketable securities	11,798	-

Assets held for employee severance payments	789	626

Fixed assets, at cost, less accumulated depreciation
and amortization	15,531	12,452

Total assets	$90,119	$79,133

October 31, 2007

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd
and its subsidiaries

Consolidated Balance Sheets (cont’d)

In thousands, except share data

	Sep-30 2007	Dec-31 2006

Liabilities and shareholders' equity

Current liabilities
Short term credit	$177	$-
Account payable:
Trade	4,337	4,488
Other	1,660	1,845
Fair value of embedded currency conversion derivatives	1,010	410
Related parties	27	27
Deferred income	5,300	3,992

Total current liabilities	12,511	10,762

Long-term liabilities
Deferred income	4,299	3,945
Liability in respect of employee severance payments	934	660
Deferred taxes	530	421

Total long-term liabilities	5,763	5,026

Total liabilities	18,274	15,788

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of September 30, 2007 and December 31, 2006,
17,242,300 shares issued and fully paid as of
September 30, 2007 and December 31, 2006)	40	40
Additional paid in capital	51,589	51,280
Retained earnings	20,216	12,025

Total shareholders' equity	71,845	63,345

Total liabilities and shareholders' equity	$90,119	$79,133

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006	Dec-31 2006

Revenues	$42,889	$31,243	$14,954	$11,539	$43,284

Cost of revenues	27,650	19,753	9,732	7,326	27,451

Gross profit	15,239	11,490	5,222	4,213	15,833

Operating expenses

Sales and marketing	2,175	1,401	805	524	1,831

General and administrative	4,301	2,590	1,526	969	3,588

One time fees associated
with the IPO	-	-	-	-	1,000

Total operating expenses	6,476	3,991	2,331	1,493	6,419

Operating income	8,763	7,499	2,891	2,720	9,414

Interest and marketable
securities income	1,911	122	508	39	450

Currency fluctuation and
other financing income, net	118	227	259	(2)	374

Changes in fair value of
embedded currency
conversion derivatives	(226)	222	(242)	26	243

Other income, net	4	4	-	-	4

Income before taxes on
income	10,570	8,074	3,416	2,783	10,485

Income taxes	2,379	2,516	464	808	3,180

Net income	$8,191	$5,558	$2,952	$1,975	$7,305

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006	Dec-31 2006

Income per ordinary share

Basic income per ordinary
share	0.48	0.43	0.17	0.15	0.53

Diluted income per
ordinary share	0.47	0.43	0.17	0.15	0.53

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,242,300	13,047,300	17,242,300	13,047,300	13,746,467

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,392,233	13,047,300	17,441,490	13,047,300	13,793,694

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Changes in Shareholder's Equity

In thousands, except share data

	Ordinary shares
	Share	Amount	Additional paid-in capital	Retained earnings	Total

Nine months ended
September 30, 2007

Balance as at
January 1, 2007	17,242,300	$40	$51,280	$12,025	$63,345
Stock-based compensation	-	-	309	-	309
Net income	-	-	-	8,191	8,191

Balance as at September 30, 2007	17,242,300	$40	$51,589	$20,216	$71,845

Nine months ended
September 30, 2006

Balance as at
January 1, 2006	13,047,300	$-	$3,812	$6,695	$10,507
Stock-based compensation	-	-	45	-	45
Dividend paid $0.15/share	-	-		(1,975)	(1,975)
Net income	-	-	-	5,558	5,558

Balance as at September 30, 2006	13,047,300	$-	$3,857	$10,278	$14,135

Three months ended
September 30, 2007

Balance as at
July 1,2007	17,242,300	$40	$51,486	$17,264	$68,790
Stock-based compensation	-	-	103	-	103
Net income	-	-	-	2,952	2,952

Balance as at June 30, 2007	17,242,300	$40	$51,589	$20,216	$71,845

Three months ended
September 30, 2006

Balance as at
July 1,2006	13,047,300	$-	$3,836	$9,043	$12,879
Stock-based compensation	-	-	21	-	21
Dividend paid $0.15/share	-	-		(740)	(740)
Net income	-	-	-	1,975	1,975

Balance as at September 30, 2006	13,047,300	$-	$3,857	$10,278	$14,135

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Changes in Shareholder's Equity (Cont'd)

In thousands, except share data

	Ordinary shares
	Share	Amount	Additional paid-in capital	Retained earnings	Total

Year ended
December 31, 2006

Balance as at January 1, 2006	13,047,300	$-	$3,812	$6,695	$10,507

Ordinary shares issued	4,195,000	40	47,351	-	47,391
Stock based compensation	-	-	117	-	117
Dividend paid $0.15/share	-	-	-	(1,975)	(1,975)
Net income	-	-	-	7,305	7,305

Balance as at
December 31, 2006	17,242,300	$40	$51,280	$12,025	$63,345

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended		Year ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006	Dec-31 2006

Cash flows from operating activities
Net income	$8,191	$5,558	$2,952	$1,975	$7,305
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	2,169	1,624	782	591	2,274
Provision for losses in account receivable	609	173	264	(21)	618
Deferred taxes	(160)	(1)	(247)	(24)	32
Changes in liability for employee severance payments, net	111	106	32	19	23
Capital gains on sale of fixed assets, net	(4)	(4)	-	-	(1)
Interest and amortization of held-to-maturity securities	(945)	-	(389)	-	-
Expenses in relation of options granted	309	45	103	21	117
Changes in fair value of embedded currency conversion derivatives	226	(222)	242	(26)	(243)

Changes in assets and liabilities:
Decrease (increase) in marketable securities, net	(2,857)	(154)	1,764	(91)	(232)
Decrease (increase) in account receivable - trade	268	(4,259)	(133)	(1,215)	(5,180)
Decrease (increase) in related parties, net	(11)	-	267	-	(37)
Decrease (increase) in account receivable - other	(289)	(232)	(454)	(322)	25
Decrease (increase) in prepaid expenses	(871)	(105)	39	(254)	127
Decrease (Increase) in deposits and long-term receivables	206	(236)	(126)	33	(227)
Increase (decrease) in account payables	(549)	1,384	101	1,204	1,912
Increase in deferred income	1,662	1,540	910	137	3,306

Net cash provided by operating activities	$8,065	$5,217	$6,107	$2,027	$9,819

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

In thousands

	Nine months ended		Three months ended		Year ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006	Dec-31 2006

Cash flows from investing activities
Investment in fixed assets	$(5,043)	$(4,406)	$(2,417)	$(1,188)	$(5,903)
Investments in securities held to maturity	(35,131)	-	(1,307)	-	-
Proceeds from securities held to maturity	1,591	-	1,591	-	-
Proceeds from sale of fixed assets	12	5	4	-	1

Net cash used in investing activities	$(38,571)	$(4,401)	$(2,129)	$(1,188)	$(5,902)

Cash flows from financing activities
Dividend paid	$-	$(1,975)	$-	$(740)	$(1,975)
Increase in Short term credit	177	-	107	-	-
Stock issuance costs	-	(261)	-	(173)	-
Proceeds from issuance of ordinary shares, net of offering costs of $ 5,046	-	-	-	-	47,391

Net cash provided by (used in) financing activities	$177	$(2,236)	$107	$(913)	$45,416

Increase (decrease) in
cash and cash equivalents	$(30,329)	$(1,420)	$4,085	$(74)	$49,333

Balance of cash and cash equivalents at beginning of period	51,393	2,060	16,979	714	2,060

Balance of cash and cash equivalents at end of period	$21,064	$640	$21,064	$640	$51,393

A. Non-cash transactions

Investment in fixed assets	$213	$-	$213	$-	$-

B. Supplementary cash flow information

Income taxes paid	$2,939	$2,540	$1,047	$1,212	$2,941

The accompanying notes are an integral part of these consolidated financial statements

RRSat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Basis of Presentation

A.	Description of business

RRSat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet transmission capacity.

B.	Basis of presentation

The accompanying unaudited financial statements have been prepared on the same basis as the Company’s audited financial statements and contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited financial statements and accompanying notes included in the company’s annual report on form 20-F for the year ended December 31 2006. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 – Marketable Securities

During the period the Company invested an amount of $ 34 million in debentures which the Company classified, under the rules of Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, as “held-to-maturity”.

Held-to-maturity debt securities are securities in which the Company has the ability and intent to hold the security until maturity and are recorded at amortized cost, adjusted for amortization or accretion of premiums or discounts.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

The Bonds will be repaid between October 2007 and February 2009 and they bear annual interest between 4.7% and 5.35%.

A decline in the market value of any “held-to maturity” security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

RRSat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Revenues

The Company has one operation segment.

The Company does not report the revenues for each service as it is impracticable to do so.

Revenues by geographic areas:

	Nine months ended		Three months ended		Year ended
	Sep-30 2007	Sep-30 2006	Sep-30 2007	Sep-30 2006	Dec-31 2006

North America	$9,294	$6,378	$3,313	$2,490	$8,935
Europe	19,031	12,211	6,427	4,309	17,974
Asia	4,347	3,962	1,580	1,379	5,011
Israel	4,227	4,493	1,482	1,791	5,644
Middle East (other than Israel)	4,995	3,276	1,714	1,264	4,683
Rest of the world	995	923	438	306	1,037

	$42,889	$31,243	$14,954	$11,539	$43,284

Note 4 – Stock-Based Compensation

During the Nine months ended September 30, 2007, the Company did not grant any options, or restricted shares units under the equity incentive plan that was adopted in the fourth quarter of 2006. In addition, none of the options of the restricted shares units that were granted in 2006 were exercised. During the nine months ended September 30, 2007, 750 restricted shares units were forfeited.

During the first three months ended March 31, 2006, the Company granted 233,100 options to its CEO, of which 35,249 options became vested during the nine months ended September 30, 2007.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1) Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3) Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

On October 31, 2006, the Company has granted 105,840 restricted shares units which will be vested over four years from the grant date.

RRSat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 5 – Events in the Reported Period

On January 10, 2007, the Company completed the process of incorporating a fully controlled subsidiary (100%) in Cyprus .

On May 31, 2007, the Company completed the process of incorporating a fully controlled subsidiary (100%) in USA .